# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PATRIOT NATIONAL BANCORP INC, CIK 0001098146
CUSIP: 70336F203
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 900 Bedford Street, Stamford, Connecticut (CT), 06901
Date of event which requires filing of this statement: 03/20/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002135565

## Reporting persons
- Alon Abady: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 19,700,000; sole dispositive power 0; shared dispositive power 19,700,000; aggregate amount beneficially owned 19,700,000 (9.99% of the class)
  Comment: This Schedule 13G is filed jointly by: (i) Alon Abady ("Individual"); (ii) Moniqua 30 LLC (the "LLC"); (iii) Alon Abady, as trustee of Horizon Trust FBO Alon Abady IRA ("Trust 1"); and (iv) Alon Abady, as trustee of Abady Family Trust ("Trust 2," and together with Trust 1, the "Trusts," and collectively with the Individual and the LLC, the "Reporting Persons").
  
  The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person is set forth on such Reporting Person's cover page.
  
  The Individual, as the sole member and manager of the LLC, may be deemed to beneficially own the shares held by the LLC. The Individual, as trustee of each of the Trusts, may be deemed to beneficially own the shares held by each such Trust.
  
  The Individual disclaims beneficial ownership of the shares held by the LLC and the Trusts, except to the extent of his pecuniary interest therein, if any.
  
  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.
  
  Applicable percentage ownership is based on 117,085,713 shares of common stock outstanding as of the Company's Record Date, April 7, 2026, as set forth in the Company's preliminary proxy statement filed with the Commission on April 17, 2026; provided, however, that Alon Abady's shares are subject to the limitation that no holder has the right to become, directly or indirectly, the beneficial owner of more than 9.99% of the issued and outstanding voting securities of the Company.
- Moniqua 30 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 5,800,000; shared voting power 0; sole dispositive power 5,800,000; shared dispositive power 0; aggregate amount beneficially owned 5,800,000 (4.95% of the class)
  Comment: Moniqua 30 LLC is a Delaware limited liability company that acquired 3,866,720 shares of common stock and 24,166, Series A Preferred Stock pursuant to a securities purchase agreement by and among Issuer, Moniqua 30 LLC, and other investors, dated as of March 20, 2025. On July 3, 2025, 24,166 shares of Series A Preferred Stock previously issued to Moniqua 30 LLC automatically converted into 1,933,280 shares of non-voting common stock pursuant to the terms of the Company's Amended and Restated Certificate of Incorporation. Alon Abady is the sole member and manager of Moniqua 30, LLC. The business address of Moniqua 30, LLC is 501 S. Beverly Drive, Suite 220, Beverly Hills, CA 90212. Applicable percentage ownership is based on 117,085,713 shares of common stock outstanding as of the Company's Record Date, April 7, 2026, as set forth in the Company's preliminary proxy statement filed with the Commission on April 17, 2026; provided, however, that Alon Abady's shares are subject to the limitation that no holder has the right to become, directly or indirectly, the beneficial owner of more than 9.99% of the issued and outstanding voting securities of the Company.
- Alon Abady, as trustee of Horizon Trust FBO Alon Abady IRA: type of reporting person: other (OO); citizenship or place of organization: New Mexico (NM); sole voting power 2,800,000; shared voting power 0; sole dispositive power 2,800,000; shared dispositive power 0; aggregate amount beneficially owned 2,800,000 (2.39% of the class)
  Comment: Horizon Trust FBO Alon Abady IRA acquired 2,800,000 shares of common stock pursuant to a securities purchase agreement by and among Issuer, Horizon Trust FBO Alon Abady IRA, and other investors, dated as of March 20, 2025. As trustee, Alon Abady has sole voting and dispositive power over the shares held by Horizon Trust FBO Alon Abady IRA. The business address of Horizon Trust FBO Alon Abady IRA is 6301 Indian School Road NE, Suite 810, Albuquerque, NM 87110.
  
  Applicable percentage ownership is based on 117,085,713 shares of common stock outstanding as of the Company's Record Date, April 7, 2026, as set forth in the Company's preliminary proxy statement on Schedule 14A filed with the Commission on April 17, 2026; provided, however, that Alon Abady's shares are subject to the limitation that no holder has the right to become, directly or indirectly, the beneficial owner of more than 9.99% of the issued and outstanding voting securities of the Company.
- Alon Abady, as trustee of the Abady Family Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 11,100,000; shared voting power 0; sole dispositive power 11,100,000; shared dispositive power 0; aggregate amount beneficially owned 11,100,000 (9.48% of the class)
  Comment: On August 29, 2025, pursuant to a warrant purchase agreement, Mr. Abady, through the Abady Family Trust, acquired 11,100,000 three-year warrants entitling purchaser to purchase, after six months following closing, shares of Non-Voting Common Stock which, may be exchanged for shares of Voting Common Stock upon such purchasers meeting the Non-Control Conditions. The "Non-Control Conditions" in the warrant purchase agreement require that no beneficial owner is entitled to purchase Voting Common Stock or convert any Non-Voting Common Stock, preferred stock or warrant that would cause such beneficial owner (including its affiliates or any other persons with which such purchaser is acting in concert or whose holdings would otherwise be required to be aggregated for purposes of the Bank Holding Company Act of 1956 (the "BHC Act") or the Change in Bank Control Act of 1978 (the CIBC Act), to acquire, or to obtain the right to acquire, more than 9.99% of the outstanding Securities or the voting securities of the Company. Alon Abady has sole voting and dispositive power over the warrants held by the Abady Family Trust. The business address of the Abady Family Trust is 269 S. Beverly Drive, Suite 1681, Beverly Hills, CA 90212.
  
  Applicable percentage ownership is based on 117,085,713 shares of common stock outstanding as of the Company's Record Date, April 7, 2026, as set forth in the Company's preliminary proxy statement on Schedule 14A filed with the Commission on April 17, 2026; provided, however, that Alon Abady's shares are subject to the limitation that no holder has the right to become, directly or indirectly, the beneficial owner of more than 9.99% of the issued and outstanding voting securities of the Company.

## Item 1. Issuer
Name of issuer: PATRIOT NATIONAL BANCORP INC
Address of issuer's principal executive offices: 900 Bedford Street, Stamford, CT, 06901

## Item 2. Person Filing
Name of person filing: Alon Abady
Address of principal business office or, if none, residence: 269 S. Beverly Drive, Suite 1681, Beverly Hills, CA 90212
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 19,700,000
Percent of class: 9.99
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 19,700,000
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 19,700,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 Joint Filing Agreement

## Signatures
- Alon Abady: /s/ Alon Abady, Alon Abady (06/02/2026)
- Moniqua 30 LLC: /s/ Alon Abady, Alon Abady, Sole Member (06/02/2026)
- Alon Abady, as trustee of Horizon Trust FBO Alon Abady IRA: /s/ Alon Abady, Alon Abady, Trustee (06/02/2026)
- Alon Abady, as trustee of the Abady Family Trust: /s/ Alon Abady, Alon Abady, Trustee (06/02/2026)
Comment: Exhibit 1 Joint Filing Agreement